Exhibit 99.1

HALF-YEAR REPORT 2025

An Alternate Future

Alterity Therapeutics Limited
(formerly Prana Biotechnology Limited)
ACN 080 699 065

Lodged with the ASX under Listing Rule 4.3A.
This information should be read in conjunction with the Annual report.

Alterity

Alterity Therapeutics Limited

Appendix 4D

Half-year ended 31 December 2025

Name of entity:	Alterity Therapeutics Limited
ABN:	37 080 699 065
Half-year ended:	31 December 2025
Previous period:	31 December 2024

Results for announcement to the market

A$

Revenue from ordinary activities	Up	717%	to	$909,750
Net loss after tax (from ordinary activities) for the period attributable to members	Up	34%	to	$9,615,849
Net loss after tax for the period attributable to members	Up	34%	to	$9,615,849

Net tangible assets per security

	31 December	31 December
	2025	2024
	cents	cents

Net tangible asset backing (cents per share)	0.50	0.14

Explanation of results

Alterity Therapeutics Limited recorded income of $909,750 for the half-year ended 31 December 2025 (2024: $111,299) which is interest received on the Group's bank accounts. Alterity Therapeutics Limited has incurred a loss of $9,615,849 for the half-year ended 31 December 2025 (2024: $7,173,335).

An explanation of the key financial elements contributing to the income and result above can be found in the review of operations included within the directors' report.

Distributions

No dividends have been paid or declared by the Group for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the period ended 31 December 2025.

Other information required by Listing Rule 4.2A

N/A

Interim review

The interim financial statements have been reviewed by the Group's independent auditor.

Alterity Therapeutics Limited
ABN 37 080 699 065
Interim financial report for the
half-year ended 31 December 2025

i

Alterity Therapeutics Limited

Corporate directory

Directors	Mr. Julian Babarczy
Chairman (appointed 21 November 2025)

Mr. Peter Marks
Independent Non-Executive Director

Mr. Lawrence Gozlan
Independent Non-Executive Director

Dr. David Stamler
Chief Executive Officer and Managing Director (appointed 21 November 2025)

Mr. Geoffrey Kempler
Former Chairman (retired 21 November 2025)

Mr. Brian Meltzer
Former Independent Non-Executive Director (retired 21 November 2025)

Secretary	Ms Abby Macnish Niven

Principal registered office in Australia	Level 14, 350 Collins Street
Melbourne VIC 3000
Australia
+61 3 9349 4906

Share register	Automic Pty Ltd
Level 5, 191 St Georges Terrace
Perth WA 6000
1300 288 664 (within Australia) & +61 2 9698 5414 (outside Australia)

Auditor	PricewaterhouseCoopers
2 Riverside Quay
Southbank Victoria 3006

Solicitors	Gilbert + Tobin
Level 25/101 Collins St
Melbourne Victoria 3000

Website	www.alteritytx.com

Alterity Therapeutics Limited

Directors' report

31 December 2025

Your directors present their report on the Consolidated Entity (referred to hereafter as the Group) consisting of Alterity Therapeutics Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2025.

Directors

The following persons held office as directors of Alterity Therapeutics Limited during the whole of the half-year and up to the date of this report, except as noted below:

Mr. Julian Babarczy - appointed 21 November 2025

Mr. Lawrence Gozlan

Mr. Peter Marks

Dr. David Stamler - appointed 21 November 2025

Mr. Geoffrey Kempler - retired 21 November 2025

Mr. Brian Meltzer - retired 21 November 2025

Half Yearly Review of Operations – 31 December 2025

Operations Summary

During the half-year ended 31 December 2025, Alterity Therapeutics made substantial progress in advancing its lead asset, ATH434, toward late-stage clinical development for the treatment of Multiple System Atrophy (MSA), while continuing to strengthen its regulatory, scientific, and corporate foundations.

The Company built on the positive results from its Phase 2 clinical program, first reported in January 2025, with additional analyses strengthening confidence in ATH434’s potential as a disease-modifying therapy in MSA, a rare and devastating neurodegenerative disorder. The new analyses demonstrated robust efficacy at both dose levels studied in Phase 2 and further supported the favourable safety profile of ATH434 across both early and more advanced stages of disease.

Alterity also progressed its regulatory strategy during the period, focusing on preparations for a planned End-of-Phase-2 (EOP2) meeting with the U.S. Food and Drug Administration (FDA), targeted for mid-2026. Activities during the half-year included the generation and integration of clinical, non-clinical and chemistry, manufacturing and controls (CMC) data to support regulatory engagement and Phase 3 trial planning.

In parallel, the Company expanded its scientific and clinical engagement through multiple international conference presentations and advisory meetings with leading experts in movement disorders and autonomic nervous system disorders. These activities provided important peer review of the Phase 2 data and will inform elements of Phase 3 trial design, including patient selection criteria, endpoints and operational considerations.

An important element of advancing into Phase 3 is garnering a better understanding of the potential market size for ATH434 in MSA, if approved. During the period, an independent commercial assessment was completed that indicated a potential worldwide peak sales opportunity of approximately US$2.4 billion, providing a strong commercial rationale for advancing the program into late-stage development.

Alterity also broadened strategic and partnering discussions with pharmaceutical companies and advisers, reflecting continued external interest in ATH434’s differentiated clinical profile, orphan disease and Fast track designations and independently assessed commercial potential.

Governance and leadership enhancements during the period further strengthened the Company’s ability to execute on its late-stage development strategy and engage effectively with regulatory authorities, investors and potential partners.

Alterity Therapeutics Limited

Directors' report

31 December 2025

(continued)

Half Yearly Review of Operations – 31 December 2025 (continued)

Clinical Development

ATH434 Phase 2 Clinical Program in MSA

Discovered internally, Alterity’s lead compound ATH434 is an oral agent designed to inhibit the pathologic aggregation of vital proteins in the central nervous system. ATH434 acts to chaperone excess iron in the brain, reducing the toxic accumulation of the α-synuclein protein, and rescuing neuronal function. As an iron chaperone, ATH434 has the potential to address the underlying pathology of the disease and preserve function in individuals with neurodegenerative diseases.

Based on accumulated pre-clinical data and an understanding of the pathology of Parkinsonian disorders and other neurodegenerative diseases, the Company believes ATH434 has excellent potential to treat MSA, Parkinson’s disease as well as Friedreich ataxia.

During the reporting period, Alterity continued to disseminate and present additional analyses from its Phase 2 clinical program evaluating ATH434 in patients with MSA. This program included the ATH434-201 randomised, double-blind, placebo-controlled study and the ATH434-202 open-label study in individuals with more advanced disease than those in the 201 trial.

Additional analyses from the ATH434-201 study reinforced that the efficacy observed at both dose levels was clinically meaningful. Patients receiving ATH434 had slowing of disease progression relative to placebo on the MSA rating scale which assesses activities of daily living (UMSARS I). Importantly, the magnitude of this effect exceeded the threshold considered to represent a clinically meaningful difference. Several secondary endpoints, including the clinical global impression of severity and outpatient activity levels assessed with digital biomarkers, reinforced the findings on the UMSARS I scale.

Importantly, ATH434 also demonstrated a beneficial effect on orthostatic hypotension symptoms as assessed by a patient-reported outcome measure called the Orthostatic hypotension symptom assessment (OHSA). Orthostatic hypotension, which is a core symptom of MSA, is the sustained drop in blood pressure when moving from a sitting to a standing position. On average, placebo-treated participants worsened by approximately six points over 52 weeks on the OHSA whereas participants in both active treatment groups remained stable over the same period. Given the importance of orthostatic hypotension in restricting activity and impairing daily functioning, this is a noteworthy finding observed in Phase 2. Baseline severity of orthostatic hypotension was identified as a key factor affecting efficacy in Phase 2 – an observation that will inform the design of the Phase 3 study.

In parallel, findings from the ATH434-202 open-label Phase 2 study in more advanced MSA demonstrated that treatment with ATH434 produced efficacy outcomes comparable to those observed in earlier-stage patients who received the same dose in the ATH434-201 double-blind study. Key findings included similar changes in UMSARS Part I scores and brain volume in MSA affected areas. The safety profile observed in ATH434-202 was similar to the double-blind study and most adverse events were consistent with the underlying disease.

Collectively, the Phase 2 program supports ATH434’s favourable safety profile and its potential utility in addressing the underlying pathology of MSA across a spectrum of disease severity.

Alterity Therapeutics Limited

Directors' report

31 December 2025

(continued)

Half Yearly Review of Operations – 31 December 2025 (continued)

Scientific Engagement and Publications

During the half-year, Alterity continued to actively disseminate data from the ATH434 program and related biomarker work through major scientific forums, supporting external scientific engagement and ongoing Phase 3 planning.

In July 2025, Alterity and academic collaborators published a peer-reviewed manuscript in Annals of Clinical and Translational Neurology titled “The MSA Atrophy Index (MSA-AI): An Imaging Marker for Diagnosis and Clinical Progression in Multiple System Atrophy.” The publication describes a composite MRI-based volumetric measure developed using data from the bioMUSE natural history study, showing that MSA-AI differentiated MSA from related synucleinopathies and correlated with baseline clinical severity and longitudinal disease progression over 12 months.  These findings support its potential utility as an imaging biomarker for diagnosing and tracking MSA.

American Neurological Association 2025 Annual Meeting (September 2025):

A poster titled “ATH434 Slows Disease Progression in a Phase 2 Study in Multiple System Atrophy” summarised efficacy and safety findings from the ATH434-201 Phase 2 study highlighting treatment effects on clinical measures of disease progression, patient-reported outcomes and imaging-based biomarkers of brain iron accumulation. The data indicated clinically meaningful effects across multiple endpoints and supported further investigation of targeting excess labile iron as a therapeutic approach in MSA.

International Congress of Parkinson's Disease and Movement Disorders (October 2025):

Alterity delivered multiple presentations featuring additional analyses from the Phase 2 program, including:

“Differences Between Clinical and Imaging Phenotypes in Phase 2 Study of ATH434 in Multiple System Atrophy”;  “Relationship Between Alpha-Synuclein Aggregation Profiles, Imaging Biomarkers, and Disease Severity in a Phase 2 Study of ATH434 in MSA”; and “ATH434 Slowed Disease Progression in a Phase 2 Study in Multiple System Atrophy”. These presentations explored the relationship between baseline disease characteristics, including autonomic dysfunction and imaging phenotypes, and clinical outcomes, as well as associations between alpha-synuclein aggregation profiles, imaging biomarkers and disease severity. Collectively, the presentations provided further insight into factors influencing treatment response and highlighted the value of biomarker-informed approaches in the evaluation and interpretation of clinical trial outcomes in MSA.

36th International Symposium on the Autonomic Nervous System (American Autonomic Society) (November 2025):

Dr Daniel Claassen of Vanderbilt University, a key clinical collaborator, delivered an oral presentation titled “Efficacy of ATH434 in Multiple System Atrophy Is Affected by Baseline Disease Characteristics”. The presentation highlighted favourable clinical outcomes from the Phase 2 program and demonstrated that accounting for baseline autonomic dysfunction, including severity of orthostatic hypotension, helped clarify treatment-related signals in patients with MSA. These findings reinforced the importance of phenotype-informed analyses in evaluating therapeutic effects in this patient population.

Society for Neuroscience (SFN) Annual Meeting (November 2025)

A poster titled “The novel antioxidant iron chaperone ATH434 suppresses heme-induced oxidative stress in glutamatergic HT22 neurons” described ATH434’s neuroprotective activities in a heme-induced oxidative injury model in neuronal cells.

Collectively, these scientific engagements advanced external awareness of Alterity’s biomarker-guided approach to MSA clinical development and supported continued refinement of the Company’s late-stage clinical and regulatory strategy.

Alterity Therapeutics Limited

Directors' report

31 December 2025

(continued)

Half Yearly Review of Operations – 31 December 2025 (continued)

Corporate and Strategic Activities

Alterity continues to broaden strategic and partnering discussions with pharmaceutical companies and advisers regarding potential collaboration and non-dilutive funding opportunities to support Phase 3 development. These discussions reflect growing industry interest in ATH434’s clinical profile, orphan disease status and independently assessed commercial opportunity.

An independent commercial assessment completed during the period indicated a potential worldwide peak sales opportunity of approximately US$2.4 billion for ATH434 in MSA, further supporting the strong commercial rationale for advancing the program into late-stage development. This assessment was based on feedback from 100 U.S. neurologists, both generalists and specialists, and was driven by a strong intent to prescribe, with over 70% of physicians being “extremely likely” or “very likely” to prescribe ATH434 based on its profile.

In November 2025, Alterity strengthened its Board and leadership team to support the Company’s progression toward late-stage clinical development, increased regulatory engagement and expanded strategic activities. Mr Julian Babarczy was appointed Chair of the Board. Mr Babarczy is an experienced company director and investor with more than 20 years’ experience across Australia’s corporate and funds management sectors and brings a strong track record in supporting emerging growth companies through periods of strategic transition, capital management and value realisation.

Dr David Stamler was appointed to the Board as Managing Director, in addition to his role as Chief Executive Officer. Dr Stamler brings deep clinical development and regulatory experience in neurology, including involvement in multiple FDA approvals, and continues to lead Alterity’s clinical, regulatory and strategic execution as the Company advances toward a pivotal Phase 3 program.

Alterity also expanded its senior management team with the appointment of a Head of Investor Relations and Communications and a Head of Corporate Strategy and Operations, reflecting an increased focus on institutional investor engagement, strategic partnering and operational readiness. These appointments are intended to support enhanced external engagement and to strengthen the Company’s capability as it prepares for Phase 3.

Together, these governance and leadership enhancements reinforce Alterity’s organisational framework and position the Company to execute its clinical, regulatory and strategic objectives as it enters the next phase of growth.

On 21st November 2025, Alterity held its Annual General Meeting in Melbourne, Australia.

During the period, Alterity strengthened its balance sheet by raising approximately A$20 million in September 2025 with new investors and current shareholders. The monies support ATH434 regulatory, clinical, and business development activities, as the Company prepares to initiate a Phase 3 program.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Group during the period.  As per the details on the Corporate and Strategic Activities section above, Alterity strengthened its balance sheet by raising approximately A$20 million with new investors and current shareholders.

Alterity Therapeutics Limited

Directors' report

31 December 2025

(continued)

Half Yearly Review of Operations – 31 December 2025 (continued)

Events since the end of the reporting period

Apart from the events occurring after the reporting period, as disclosed in Note 12, there are no other significant matters or circumstances that have arisen since 31 December 2025 that have significantly affected the Group's operations, results or state of affairs, or may do so in future periods.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

Rounding of amounts

The company is of a kind referred to ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the directors’ report and financial report. Amounts in the directors’ report and financial report have been rounded off to the nearest dollar in accordance with the instrument.

This report is made in accordance with a resolution of directors.

/s/ Mr. Julian Babarczy
Mr. Julian Babarczy
Chairman

Melbourne

25 February 2026

Auditor’s Independence Declaration

As lead auditor for the review of Alterity Therapeutics Limited's financial report for the half-year ended 31 December 2025 I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review of the financial report; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review of the financial report.

/s/ Graeme McKenna
Graeme McKenna	Melbourne
Partner PricewaterhouseCoopers	25 February 2026

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006,

GPO Box 1331 MELBOURNE VIC 3001

T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au

pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Alterity Therapeutics Limited

Consolidated statement of profit or loss and other comprehensive income

(Unaudited)

For the half-year ended 31 December 2025

		31 December	31 December
		2025	2024
	Notes	A$	A$
Income
Interest income	6	909,750	111,299
Other income	6	2,803,428	1,605,925

Expenses
Intellectual property expenses		(98,855)	(63,598)
General and administration expenses	7	(5,116,261)	(2,984,023)
Research and development expenses	7	(7,842,289)	(5,717,901)
Other operating expenses		(191,348)	(56,544)
Other gains/(losses)	7	(18,707)	(68,493)
Loss before income tax expense		(9,554,282)	(7,173,335)

Income tax expense		(61,567)	-

Loss for the period		(9,615,849)	(7,173,335)

Other comprehensive loss
Other comprehensive loss for the period, net of tax		(2,042)	-

Total comprehensive loss for the period		(9,617,891)	(7,173,335)

		Cents	Cents
Loss per share attributable to the ordinary equity holders of the Group:
Basic loss per share	5(a)	(0.09)	(0.14)
Diluted loss per share	5(a)	(0.09)	(0.14)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of financial position

(Unaudited)

As of 31 December 2025

		31 December	30 June
		2025	2025
	Notes	A$	A$
ASSETS
Current assets	8(a)
Cash and cash equivalents		49,200,547	33,158,642
Trade and other receivables		6,842,493	3,937,607
Other current assets		779,983	8,774,937
Total current assets		56,823,023	45,871,186

Non-current assets
Property, plant and equipment		1,723	3,848
Right-of-use assets		94,159	151,326
Total non-current assets		95,882	155,174

Total assets		56,918,905	46,026,360

LIABILITIES
Current liabilities
Trade and other payables		1,596,426	2,575,490
Provisions		939,963	875,908
Other current liabilities		136	139
Lease liabilities		32,988	66,912
Current tax liabilities		15,932	16,280
Total current liabilities		2,585,445	3,534,729

Non-current liabilities
Lease liabilities		65,461	88,545
Total non-current liabilities		65,461	88,545

Total liabilities		2,650,906	3,623,274

Net assets		54,267,999	42,403,086

EQUITY
Contributed equity	9(a)	282,513,370	262,949,462
Reserves	9(c)	6,134,090	5,342,304
Accumulated losses	9(b)	(234,379,461)	(225,888,680)

Total equity		54,267,999	42,403,086

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of changes in equity

(Unaudited)

For the half-year ended 31 December 2025

		Attributable to owners of
		Alterity Therapeutics Limited
		Contributed		Accumulated
		equity	Reserves	losses	Total
	Notes	A$	A$	A$	A$
Balance at 1 July 2024		223,152,985	4,806,203	(214,161,131)	13,798,057

Loss for the period		-	-	(7,173,335)	(7,173,335)
Total comprehensive loss for the period		-	-	(7,173,335)	(7,173,335)

Transactions with owners in their capacity as owners:
Issue of ordinary shares		398,645	-	-	398,645
Share-based payment expenses		-	794,717	-	794,717
Transaction costs		(32,077)	-	-	(32,077)
Forfeited options reversed to profit or loss		-	(326,544)	326,544	-
		366,568	468,173	326,544	1,161,285

Balance at 31 December 2024		223,519,553	5,274,376	(221,007,922)	7,786,007

Balance at 1 July 2025		262,949,462	5,342,304	(225,888,680)	42,403,086

Loss for the period		-	-	(9,615,849)	(9,615,849)
Other comprehensive loss for the period		-	(2,042)	-	(2,042)
Total comprehensive loss for the period		-	(2,042)	(9,615,849)	(9,617,891)

Transactions with owners in their capacity as owners:
Issue of ordinary shares	9(a)	20,000,000	-	-	20,000,000
Issuance of ordinary shares in connection with exercise of options		672,158	(296,268)	-	375,890
Share-based payment expenses	9(c)(i)	-	2,215,164	-	2,215,164
Transaction costs	9(a)	(1,108,250)	-	-	(1,108,250)
Expired options		-	(1,125,068)	1,125,068	-
		19,563,908	793,828	1,125,068	21,482,804

Balance at 31 December 2025		282,513,370	6,134,090	(234,379,461)	54,267,999

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of cash flows

(Unaudited)

For the half-year ended 31 December 2025

		31 December	31 December
		2025	2024
	Notes	A$	A$
Cash flows from operating activities
Payments to suppliers and employees		(11,376,238)	(8,470,921)
Interest received		816,972	111,299
Income taxes paid		(61,567)	-
Net cash outflow from operating activities	10	(10,620,833)	(8,359,622)

Cash flows from investing activities
Proceeds from term deposit		7,500,000	-
Net cash inflow from investing activities		7,500,000	-

Cash flows from financing activities
Proceeds from issues of shares and other equity securities		20,375,890	398,645
Transaction costs relating to issue of equity		(1,108,250)	(32,077)
Principle elements of lease payments		(66,247)	(68,249)
Net cash inflow from financing activities		19,201,393	298,319

Net increase/(decrease) in cash and cash equivalents		16,080,560	(8,061,303)
Cash and cash equivalents at the beginning of the period		33,158,642	12,638,885
Effects of exchange rate changes on cash and cash equivalents		(38,655)	(41,023)
Cash and cash equivalents at end of period		49,200,547	4,536,559

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2025

1	Basis of preparation of half-year report

This interim financial report for the half-year reporting period ended 31 December 2025 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), as applicable to interim financial reporting.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2025 and any public announcements made by Alterity Therapeutics Limited (the "Group") during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except as discussed below.

(a) New and amended standards adopted by the Group

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board 'AASB' that are mandatory for the current reporting period.

The adoption of these standards has not had any impact on the disclosures or amounts reported in these financial statements.

2	Significant changes in the current reporting period

There have been no significant changes in the state of affairs of the Company during the period.

3	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group operated in one segment, being research and development in the field of Parkinsonian and other neurodegenerative disorders.

4	Dividends

The Group has not declared any dividends in the period ended 31 December 2025 (2024: nil).

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2025
(continued)

5	Loss per share

(a) Basic and diluted loss per share

	31 December	31 December
	2025	2024
	Cents	Cents
Loss per share attributable to the ordinary equity holders of the Group:
Basic loss per share	(0.09)	(0.14)
Diluted loss per share	(0.09)	(0.14)

(b) Reconciliation of loss used in calculating loss per share

	31 December	31 December
	2025	2024
	A$	A$
Basic loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic loss per share:	(9,617,891)	(7,173,335)

Diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating diluted loss per share:	(9,617,891)	(7,173,335)

(c) Weighted average number of shares used as the denominator

	31 December	31 December
	2025	2024
	A$	A$
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share:	10,179,680,824	5,313,423,936

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2025
(continued)

6	Interest and other income

	31 December	31 December
	2025	2024
	A$	A$
Interest and other income
Interest income	909,750	111,299
	909,750	111,299
Other income
R&D tax incentive	2,803,428	1,605,925
	2,803,428	1,605,925

7	Loss for the period

	31 December	31 December
	2025	2024
	A$	A$
Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	2,125	16,862
Depreciation on leased assets	55,767	55,727
Employee expenses (non R&D related)	707,674	537,703
Consultant and director expenses	574,169	225,006
Audit, internal control and other assurance expenses	40,462	184,954
Corporate compliance expenses	457,445	450,379
Office rental	14,708	9,654
Other administrative and office expenses	216,084	272,569
Insurance expenses	297,425	266,951
Share-based payment expenses	2,215,164	794,717
Corporate advisory	535,238	169,501
	5,116,261	2,984,023
Research and development expenses
Employee expenses	1,363,886	1,144,157
Other research and development expenses (1)	6,577,259	4,637,342
	7,941,145	5,781,499

Other gains and losses
Forfeited options from reserves	-	326,544
Foreign exchange (gain)/loss	18,707	(258,051)
	18,707	68,493

(1) Other research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group and intellectual property expenses.

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2025
(continued)

8	Financial assets and financial liabilities

(a)	Trade and other receivables

	31 December			30 June
	2025			2025
		Non-			Non-
	Current	current	Total	Current	current	Total
	A$	A$	A$	A$	A$	A$
R&D tax incentive receivable	6,731,991	-	6,731,991	3,928,563	-	3,928,563
Accrued interest income	92,778	-	92,778	-	-	-
Goods and services tax receivable	17,724	-	17,724	9,044	-	9,044
	6,842,493	-	6,842,493	3,937,607	-	3,937,607

R&D tax incentive receivable represents the amount of R&D tax incentive the Group expects to recover.

A 43.5% R&D Tax incentive refundable tax offset is available to eligible small companies with an annual aggregate turnover of less than $20 million. For the half-year ended 31 December 2025, the Group recorded $2,803,428 and $6,731,991 respectively in other income and receivables.

(i)	Classification as trade and other receivables

Trade receivables and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are generally due for settlement within one year and therefore are all classified as current.

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2025
(continued)

9	Equity

(a) Contributed equity

	31 December	30 June	31 December	30 June
	2025	2025	2025	2025
	Shares	Shares	A$	A$

Ordinary shares - fully paid	10,875,416,329	9,127,370,686	282,513,370	262,949,462

Movements in ordinary shares:

Details	Number of shares	A$
Opening balance 1 July 2025	9,127,370,686	262,949,462
Shares issued during the year	1,748,045,643	20,672,158
Transaction costs	-	(1,108,250)
Balance 31 December 2025	10,875,416,329	282,513,370

Details of shares issued during the current period:

		Issue price	Amount
Details	Number	A$	A$

17-Jul-2025 Issue of shares under options exercised	79,999,800	0.0045	362,099
17-Jul-2025 Issue of shares under options exercised - movement from reserves			296,268
21-Jul-2025 Issue of shares under options exercised	95,238	0.0100	952
22-Aug-2025 Issue of shares under options exercised	1,283,942	0.0100	12,839
15-Sep-2025 Issue of Placement shares	1,666,666,663	0.0120	20,000,000
15-Sep-2025 Security issuance costs	-		(1,108,250)
	1,748,045,643		19,563,908

(b) Accumulated losses

Movements in accumulated losses were as follows:

	31 December	31 December
	2025	2024
	A$	A$

Balance at the beginning of the period	225,888,680	214,161,131
Loss for the period	9,615,849	7,173,335
Reclassify expired options from reserves	(1,125,068)	(326,544)
Balance at the end of the period	234,379,461	221,007,922

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2025
(continued)

9 Equity (continued)

(c) Reserves

	31 December	30 June	31 December	30 June
	2025	2025	2025	2025
	Options	Options	A$	A$

Options over fully paid ordinary shares	2,905,992,787	2,683,471,567	6,136,132	5,342,304
Foreign currency translation reserve			(2,042)	-
Balance at the end of the period			6,134,090	5,342,304

(i) Options

The table below presents the movements in options granted and issued during the half-year ended 31 December 2025.

			Amount
Details		Number	A$

3-Jul-2025	Unlisted options issued under ESOP	15,000,000	-
17-Jul-2025	Unlisted options exercised	(79,999,800)	(296,268)
21-Jul-2025	Unlisted options exercised	(95,238)	-
15-Aug-2025	Unlisted options issued under ESOP	11,500,000	-
15-Aug-2025	Unlisted options issued under ESOP	312,400,200	-
22-Aug-2025	Unlisted options exercised	(1,283,942)	-
17-Sep-2025	Unlisted option expiry	(35,000,000)	(1,126,943)
	Adjustment		1,875
	Share-based payment expense		2,215,164
		222,521,220	793,828

(ii) Free-attaching options

	31 December	30 June	31 December	30 June
	2025	2025	2025	2025
	Options	Options	A$	A$

Free-attaching options	-	-	-	-

There were no movements in free-attaching short-dated options during the half-year ended 31 December 2025.

There have been no free-attaching options over fully paid ordinary shares issued, exercised or forfeited during the current period.

(iii) Nature and purpose of reserves

The share-based payments reserve is used to recognise the fair value of options issued to employees and consultants but not exercised.

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2025
(continued)

10 Reconciliation of loss after income tax to net cash flow from operating activities

	31 December	31 December
	2025	2024
	A$	A$

Loss for the period	9,615,849	7,173,335
Depreciation on fixed assets	(2,125)	(16,862)
Depreciation on leased assets	(55,767)	(55,727)
Non-cash employee benefits expense - share-based payments	(2,215,164)	(794,717)
Net foreign exchange differences	(46,902)	44,095
Increase in provisions	(64,055)	(56,250)
Increase in trade and other receivables	2,904,886	1,642,432
Decrease in other current assets	(494,954)	(2,145,784)
Decrease in trade and other payables	979,064	2,569,100
	10,620,833	8,359,622

11 Related party transactions

During the half-year ended 31 December 2025 the Group paid a total of A$70,514 (excl. GST) in corporate advisory fees to Kemdev Pty Ltd, an associated entity of Mr. Geoffrey Kempler.

There were no other related party transactions other than those related to director and key management personnel remuneration and equity and transactions by the Group and its subsidiaries.

12 Events occurring after the reporting period

No matters or circumstances have arisen since 31 December 2025 that has significantly affected the Group’s operations, results or state of affairs, or may do so in future years.

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2025
(continued)

13 Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company and its two wholly-owned subsidiaries (the “Group”) makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

(a) Funding position of the Group

The Group has incurred recurring losses since inception, including an operating loss of  $9,554,282 for the half year ended 31 December 2025 (half year ended 31 December 2024: $7,173,335) and an operating cash outflow of $10,620,833 for the half year ended 31 December 2025 (half year ended 31 December 2024: $8,359,622 ).

The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital in the future to continue the long-term development of its planned research and development programs. Cash and cash equivalents on hand as at 31 December 2025 was $49,200,547.

The current level of funds provide sufficient cash on hand to fulfil planned expenditure over the coming year.

As a result, the Directors have prepared the consolidated financial statements on a going concern basis, which contemplates the realisation of assets and the satisfaction of its liabilities in the normal course of business.

Alterity Therapeutics Limited
Directors' declaration
31 December 2025

In the directors' opinion:

(a)	the interim financial statements and notes set out on pages 8 to 19 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the Group's financial position as at 31 December 2025 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that Alterity Therapeutics Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of directors.

/s/ Mr. Julian Babarczy

Mr. Julian Babarczy

Chairman

Melbourne

25 February 2026

Preparation of interim financial statements for users in multiple jurisdictions

The Group has prepared the interim financial statements to conform to the requirements and needs of users of the financial statements located in both Australia and the U.S.

For U.S users, the Group has prepared the interim financial statements to conform to the requirements of IAS 34 Interim Financial Reporting. Consistent with U.S. domestic registrants, the Group has labelled the interim financial information “unaudited” because the interim financial information is not subject to an audit by our independent registered public accounting firm. The auditor’s independence declaration and independent auditor’s review report are included within this filing to meet the requirements of Australian laws and regulations and are furnished, not filed, for the purposes of incorporation of the related financial statements in any U.S. registration document.

For Australian users, the Group has prepared the interim financial statements to conform to the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. A review of the interim financial information has been performed by the Group's independent auditors to meet the requirements of Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity and users should refer to the auditor’s independence declaration and independent auditor’s review report included within this filing.

Independent auditor's review report to the members of Alterity Therapeutics Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of Alterity Therapeutics Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated statement of financial position as at 31 December 2025, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity, consolidated statement of cash flows, for the half-year ended on that date, selected explanatory notes and the directors' declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Alterity Therapeutics Limited does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group's financial position as at 31 December 2025 and of its performance for the half-year ended on that date;

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor's responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006,

GPO Box 1331 MELBOURNE VIC 3001

T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au

pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Alterity Therapeutics Limited
Notes to the consolidated financial statements
(Unaudited)
31 December 2025
(continued)

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report, in accordance with Australian Accounting Standards and the Corporations Act 2001, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group's financial position as at 31 December 2025 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

/s/ Graeme McKenna

Graeme McKenna	Melbourne
Partner	25 February 2026